SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Meeting pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - AXIA ENERGIA S.A. to be held on 08/28/2026 Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote Should a shareholder of AXIA Energia S.A. (“Company”) choose to exercise its remote voting right at the Company’s Extraordinary General Meeting (“EGM”), to be held on 08.28.2026, at 2:00 p.m., this remote voting ballot (“BVD”) shall be completely filled out, signed, and submitted, as of this date, to: (i) Itaú Corretora de Valores S.A., bookkeeping agent of the shares issued by the Company (“Bookkeeping Agent”); (ii) the custodian agent responsible for the custody of the shares issued by the Company held by the shareholder, if such shareholder holds shares in custody and provided that such agent offers this service (“Custody Agent”); (iii) the central depositary in which the shares are deposited, if its shares are deposited with B3 (“Central Depositary”); or (iv) the Company, directly. In order for the BVD to be considered valid: (i) the shareholder must indicate above their name (or corporate name), their CPF or CNPJ number, as the case may be, and the e-mail address for any contact; and (ii) the last page must be signed by the shareholder or their legal representative(s), as the case may be and under the terms of the legislation in force. The Management Proposal for the EGM contains detailed instructions regarding the representation of shareholders. If the shareholder is deemed a legal entity under Brazilian law, the signature must be that of its legal representatives or attorneys-in-fact with powers to do so. The BVD sent directly to the Company must observe the procedures, requirements, and formalities set forth in the Management Proposal. BVDs received up to four days prior to the date of the EGM, that is, by 08.24.2026 (inclusive), will be admitted. BVDs received after this deadline will be deemed invalid, and will not be processed or considered by the Company for purposes of the resolutions at the EGM. If necessary, the shareholder may correct or resubmit the BVD and the supporting documents, provided that the Company receives them by the established final deadline. If the shareholder decides to attend the AEGM and is duly accredited to do so, in person or by proxy, and expressly states the intention to vote in person, the voting instructions submitted through the BVD will be disregarded by the EGM’s chairing board. Pursuant to Article 6 of the Company’s Bylaws, any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising voting rights in a number exceeding the equivalent of 10% of the total number of shares into which the Company’s voting capital is divided, regardless of their interest in the capital stock. The concept of a group of shareholders is set forth in Article 8 of the Company’s Bylaws. Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider The BVD may be submitted alternatively to: (i) the Bookkeeping Agent; (ii) the Custody Agent, provided that it offers such service; (iii) the Central Depositary; or (iv) the Company, directly. Shareholders with a shareholding position in the book-entry registry may exercise their remote vote through the Bookkeeping Agent. In this case, the BVD must be submitted through the Itaú Assembleia Digital website. For this purpose, it will be necessary to register and hold a digital certificate. Information on registration and a step-by-step guide for issuing the digital certificate are a v a i l a b l e a t : https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleiadigital .. The Custody Agent may, but is not obligated to, receive BVDs from the Company’s shareholders. Shareholders are recommended to check with their respective Custody Agent whether it will provide such service, as well as its costs and procedures. Should the shareholder wish to cast their vote directly to the Central Depositary, they must submit their BVD through the electronic s y s t e m m a d e a v a i l a b l e b y B 3 , i n t h e “ I n v e s t o r A r e a ” ( a v a i l a b l e a t https://www.investidor.b3.com.br/login), in the “Services Remote Voting” section, “Open Meetings” option. The Central Depositary may establish operational rules and procedures for the organization and functioning of the activities related to the collection and transmission of BVD completion instructions, which must be observed by the shareholders. The Company’s shareholders may also, at their sole discretion, complete the BVD through the website https://atlasagm.com/ or the “Atlas AGM” application available on the Apple Store and Google Play Store (“Application”), pursuant to the Management Proposal. BVDs submitted to the Company by any means other than the website https://atlasagm.com/ or the Application will be rejected and returned by the Company. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case. The EGM will be exclusively digital, to be held through the digital platform “Atlas AGM” (“Digital Platform”). Shareholders, their representatives, or attorneys-in-fact, as the case may be, who effectively credential themselves by 11:59 p.m. on 08.26.2026, as well as enter the Digital Platform by the time of the opening of the proceedings, may participate in the EGM. Detailed information on the rules and procedures for participation via the Digital Platform or by means of submitting the BVD is set forth in the Management Proposal for the EGM, available on the websites of the Company (https://ri.axia.com.br/en/), the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/en), and B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/). DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - AXIA ENERGIA S.A. to be held on 08/28/2026 (https://www.b3.com.br/en_us/). Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number Itaú Corretora de Valores S.A. Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor – São Paulo/SP Shareholder service: 3003-9285 (capital cities and metropolitan regions) 0800 7209285 (other locations) Service hours are on business days, from 9:00 a.m. to 6:00 p.m. E-mail: atendimentoescrituracao@itau-unibanco.com.br Resolutions concerning the Extraordinary General Meeting (EGM) [Eligible tickers in this resolution: AXIA7;AXIA3] 1. Regarding the mergers of Juno Participações e Investimentos S.A. (“Juno”) and Tijoá Participações e Investimentos S.A. (“Tijoá Energia”): (a) To ratify the appointment of Taticca Auditores e Consultores Ltda. (“Taticca”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Juno (“Book Value Appraisal Report – Juno”) and the appraisal report on the book value of net equity of Tijoá Energia (“Book Value Appraisal Report – Tijoá Energia”); (b) To approve the Book Value Appraisal Report – Juno; (c) To approve the Book Value Appraisal Report – Tijoá Energia; (d) To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Juno, which sets forth the terms and conditions of the merger of Juno into AXIA Energia (“Merger – Juno” and “Protocol and Justification – Juno”, respectively); (e) To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Tijoá Energia, which sets forth the terms and conditions of the merger of Tijoá Energia into AXIA Energia (“Merger – Tijoá Energia” and “Protocol and Justification – Tijoá Energia”, respectively); (f) To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Juno, the Merger – Juno, pursuant to the Protocol and Justification – Juno; (g) To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Tijoá Energia, the Merger – Tijoá Energia, pursuant to the Protocol and Justification – Tijoá Energia; and (h) To authorize the Company’s management to take all actions necessary to implement the Merger – Juno and the Merger – Tijoá Energia. [ ] Approve [ ] Reject [ ] Abstain [Eligible tickers in this resolution: AXIA7;AXIA3] 2. Regarding the merger of Retiro Baixo Energética S.A. (“Retiro Baixo”): (a) To ratify the appointment of Apsis Consultoria e Avaliações Ltda. (“Apsis”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Retiro Baixo (“Book Value Appraisal Report – Retiro Baixo”); (b) To approve the Book Value Appraisal Report – Retiro Baixo; (c) To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Retiro Baixo, which sets forth the terms and conditions of the merger of Retiro Baixo into AXIA Energia (“Merger – Retiro Baixo” and “Protocol and Justification – Retiro Baixo”, respectively); (d) To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Retiro Baixo, the Merger – Retiro Baixo, pursuant to the Protocol and Justification – Retiro Baixo; and (e) To authorize the Company’s management to take all actions necessary to implement the Merger – Retiro Baixo. [ ] Approve [ ] Reject [ ] Abstain DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - AXIA ENERGIA S.A. to be held on 08/28/2026 [Eligible tickers in this resolution: AXIA7;AXIA3] 3. Regarding the merger of SPE Nova Era Janapu Transmissora S.A. (“NE Janapu”): (a) To ratify the appointment of Apsis as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of NE Janapu (“Book Value Appraisal Report – NE Janapu”); (b) To approve the Book Value Appraisal Report – NE Janapu; (c) To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of NE Janapu, which sets forth the terms and conditions of the merger of NE Janapu into AXIA Energia (“Merger – NE Janapu” and “Protocol and Justification – NE Janapu”, respectively); (d) To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – NE Janapu, the Merger – NE Janapu, pursuant to the Protocol and Justification – NE Janapu; and (e) To authorize the Company’s management to take all actions necessary to implement the Merger – NE Janapu. [ ] Approve [ ] Reject [ ] Abstain City :__________________________________________________________________________ Date :__________________________________________________________________________ Signature :_____________________________________________________________________ Shareholder's Name :____________________________________________________________ Phone Number :__________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.